                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   Quipp, Inc.
                       (Name of Subject Company (Issuer))

                              Quipp, Inc. (Offeror)
                (Names of Filing Persons (Identifying Status as
                       Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    748802105
                      (CUSIP Number of Class of Securities)

                                 Anthony P. Peri
                                   Quipp, Inc.
                             4800 N.W. 157th Street
                              Miami, FL 33014-6434
                                 (305) 623-8700
           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            Calculating of Filing Fee

Transaction Valuation*                                      Amount of Filing Fee
                     $12,650,000                      $2,530

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 550,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $23 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                  N/A
         Form of Registration No.:                N/A
         Filing Party:                            N/A

         Date Filed:                              N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the tender offer by Quipp, Inc., a Florida corporation, to purchase 550,000 shares of its common stock, par value $.01 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. Quipp is offering to purchase these shares at a price not greater than $23 per share nor less than $20 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Quipp's offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

         This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to items 1 through 11 of this Tender Offer Statement on Schedule TO.


ITEM 12.    EXHIBITS

(a)(1)(A)                Offer to Purchase, dated April 25, 2001

(a)(1)(B)                Letter of Transmittal

(a)(1)(C)                Notice of Guaranteed Delivery

(a)(1)(D)                Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees, dated April 25, 2001

(a)(1)(E)                Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2) - (a)(4)          Not applicable

(a)(5)(A) Letter to Shareholders from the Chairman of the Board and the President and Chief Executive Officer, dated
                         April 25, 2001

(a)(5)(B)                Press Release dated April 25, 2001

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        /s/ Anthony P. Peri
                                                      -----------------------
                                                      Anthony P. Peri
                                                      President and Chief
                                                      Executive Officer


                                                      April 25, 2001

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                                  EXHIBIT INDEX

(a)(1)(A)                Offer to Purchase, dated April 25, 2001

(a)(1)(B)                Letter of Transmittal

(a)(1)(C)                Notice of Guaranteed Delivery

(a)(1)(D)                Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees, dated April 25, 2001

(a)(1)(E)                Letter to Clients for use by Brokers, Dealers,
                         Commercial Banks, Trust Companies and Other Nominees, dated April 25, 2001

(a)(1)(F) Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2) - (a)(4)          Not applicable

(a)(5)(A) Letter to Shareholders from the Chairman of the Board and the President and Chief Executive Officer, dated
                         April 25, 2001

(a)(5)(B)                Press Release dated April 25, 2001

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